SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549



                           FORM 11-K



(Mark One)



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]



     For the fiscal year ended December 31, 1993

                              OR



[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from _______ to _______
     Commission file number __________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



     STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
     COMPANIES SALARY SAVINGS PROGRAM



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     STATE STREET BOSTON CORPORATION
     225 Franklin Street
     Boston, Massachusetts 02110

                          SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Salary Savings Program Committee of State Street Boston Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                         STATE STREET BOSTON CORPORATION
                         AND CERTAIN RELATED COMPANIES
                         SALARY SAVINGS PROGRAM


Dated: May 31, 1994      By:      s/George J. Fesus
                            ------------------------------------
                                    George J. Fesus
                            Treasurer & Chief Financial Officer
                              State Street Boston Corporation

                           AUDITED FINANCIAL STATEMENTS
                           AND SCHEDULES


                           STATE STREET BOSTON CORPORATION
                           AND CERTAIN RELATED COMPANIES
                           SALARY SAVINGS PROGRAM



                           Years ended December 31, 1993 and 1992

  STATE STREET BOSTON CORPORATION AND CERTAIN RELATED COMPANIES
                      SALARY SAVINGS PROGRAM

             AUDITED FINANCIAL STATEMENTS AND SCHEDULES


              Years ended December 31, 1993 and 1992




                             CONTENTS


Report of Independent Auditors . . . . . . . . . . . . . . . . .1


Audited Financial Statements

Statements of Net Assets Available for Plan Benefits . . . . . .2
Statements of Changes in Net Assets Available for Plan Benefits.3
Notes to Financial Statements. . . . . . . . . . . . . . . . . .4



Schedules

Assets Held for Investment . . . . . . . . . . . . . . . . . . 10
Transactions or Series of Transactions in Excess of 5% of
    the Current Value of Plan Assets . . . . . . . . . . . . . 11

                  REPORT OF INDEPENDENT AUDITORS


Salary Savings Program Committee
State Street Boston Corporation

We have audited the accompanying statements of net assets available for plan benefits of the State Street Boston Corporation and Certain Related Companies Salary Savings Program (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                             ERNST & YOUNG


Boston, Massachusetts
April 1, 1994

   STATE STREET BOSTON CORPORATION AND CERTAIN RELATED COMPANIES
                      SALARY SAVINGS PROGRAM

       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS






          [NOTE:  FINANCIALS ARE BEING SUBMITTED IN PAPER
          FORM UNDER COVER FORM-SE PURSUANT TO ITEM 311(C)
          OF REGULATION S-T.]

   STATE STREET BOSTON CORPORATION AND CERTAIN RELATED COMPANIES
                      SALARY SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS






          [NOTE:  FINANCIALS ARE BEING SUBMITTED IN PAPER
          FORM UNDER COVER FORM-SE PURSUANT TO ITEM 311(C)
          OF REGULATION S-T.]

        STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
                 COMPANIES SALARY SAVINGS PROGRAM

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1993



1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the State Street Boston Corporation and Certain Related Companies Salary Savings Program (the Plan) are maintained on the accrual basis.

Investments are stated at fair value. Securities included in the Stock Fund, Company Stock Fund, Bond Fund and International Index Fund for Employee Trusts of State Street Bank and Trust Company are valued in the following manner. Investments listed on securities exchanges are valued at closing sales prices on the last business day of the year. In the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and asked price, whichever is more recent. Securities included in the Short-Term Investment Fund for Employee Trusts of State Street Bank and Trust Company are short-term instruments and are valued at cost, which approximates fair value. Investments in the Guaranteed Investment Fund for Employee Trusts of State Street Bank and Trust Company are units representing investments in guaranteed investment contracts of insurance companies which are rated AAA or AA by the major rating agencies. Most contracts range from one- to five-year maturities and provide a fixed rate of return. Contracts are valued at their stated contract value at maturity.

The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation
(depreciation) in the fair value of investments.

The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

2.  DESCRIPTION OF THE PLAN

The Plan is a defined contribution Plan. All full-time employees and employees who have completed one year of employment or 1,000 hours of service are eligible to participate in the Plan. Participants in the Plan are fully vested when they become members. Upon retirement or other termination of employment, employees may elect to defer the payment of their benefits and remain in the plan at which time the participants become nonactive.

        STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
                 COMPANIES SALARY SAVINGS PROGRAM

            NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2.  DESCRIPTION OF THE PLAN (CONTINUED)

Active participants may elect to make tax deferred contributions to the Plan equal to 2%, 4%, 6%, 8%, 10% or 12% of their compensation, subject to certain limitations defined in the Tax
Reform Act of 1986. Contributions to the Plan are made by the employer in amounts equal to 50% of the first 6% of the employee's tax deferred contribution.

All contributions to the Plan are paid to State Street Bank and Trust Company which holds them in trust exclusively for participants and their beneficiaries, invests them and makes benefit payments as they become due. Effective January 1, 1989, all future employer contributions and earnings thereon are not available for hardship withdrawal.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will be 100 percent vested in their accounts.

3.  INVESTMENT FUNDS

Each active participant may allocate the funds held in his or her account among five Investment Funds, the assets of which mainly consist of investments in pooled funds managed by State Street Bank and Trust Company. Nonactive participants may only invest in the Short-Term Investment Fund. A description of the Investment Funds follows:

Stock Fund--The Fund is invested in a portfolio of common stocks and common stock equivalents.

Company Stock Fund--The Fund is invested in shares of the common stock of State Street Boston Corporation.

Short-Term Investment Fund--The Fund is invested in a portfolio of short-term money market instruments.

Guaranteed Investment Fund--The Fund is invested in a portfolio of guaranteed investment contracts issued by insurance companies rated AA or AAA.

        STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
                 COMPANIES SALARY SAVINGS PROGRAM

            NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3.  INVESTMENT FUNDS (CONTINUED)

International Index Fund--The Fund is invested in a portfolio of diversified foreign stocks.

The following table summarizes the number of participants in each of the five Funds and the number of units and net asset value per unit each Fund has invested in the State Street Bank and Trust Company Investment Funds for Employee Trusts at December 31, 1993 and 1992:



                                   NUMBER          NUMBER      NET ASSET
                                     OF             OF          VALUE OF
1993                            PARTICIPANTS       UNITS          UNIT
- ----                            ------------     ----------    ----------

Stock Fund
  Stock Fund                        3056           580,639      34,228,697
  Short-Term Investment Fund


Company Stock Fund
  State Street Boston Corporation
    Common Stock                    4958         1,961,107      73,541,513
  Short-Term Investment Fund                     1,187,000       1,187,000


Short-Term Investment Fund
  Short-Term Investment Fund        2434        33,613,000      33,613,000


Guaranteed Investment Fund
  Guaranteed Investment Fund        1764        12,999,086      12,999,086
  Short-Term Investment Fund                       196,000         196,000


International Index Fund
  International Index Fund          1716           313,849       8,235,424
  Short-Term Investment Fund                       245,000         245,000

            STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
                      COMPANIES SALARY SAVINGS PROGRAM

                 NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3.  INVESTMENT FUNDS (CONTINUED)


                                   NUMBER          NUMBER      NET ASSET
                                     OF             OF          VALUE OF
1992                            PARTICIPANTS       UNITS          UNIT
- ----                            ------------     ----------    ----------

Stock Fund                          2,786
  Stock Fund                                       507,328        $50.05
  Short-Term Investment Fund                        89,000          1.00


Company Stock Fund                  5,107
  State Street Boston Corporation
    Common Stock                                 1,873,061         43.75
Short-Term Investment Fund                         709,000          1.00


Short-Term Investment Fund          2,398
  Short-Term Investment Fund                    34,899,000          1.00


Guaranteed Investment Fund          1,509
  Guaranteed Investment Fund                      8,591,535         1.00
  Short-Term Investment Fund                        40,000          1.00


International Index Fund            1,169
  International Index Fund                         215,371         19.81
  Short-Term Investment Fund                       179,000          1.00

              STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
                        COMPANIES SALARY SAVINGS PROGRAM

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



4.  INVESTMENTS

The net realized gain on sale of investments for the years ended December 31, 1993 and 1992 was as follows:


                                   STOCK FUND          COMPANY STOCK FUND     INTERNATIONAL INDEX            TOTAL
                                 1993     1992          1993        1992         1993       1992        1993        1992
                             --------------------    ---------------------    -------------------   ---------------------

Proceeds                     $2,934,320  $577,277    $14,246,594  $152,014    $3,215,047     $0     $20,395,961  $729,291
Average cost of investments   2,440,070   497,664     12,893,615    53,748     3,190,842      0      18,524,527   551,412
                             --------------------    ---------------------    -------------------   ---------------------

Net gain on sale of
  investments                $  494,250  $ 79,613    $ 1,352,979  $ 98,226    $   24,205     $0     $ 1,871,434  $177,879
                             ====================    =====================    ===================   =====================




The unrealized appreciation (depreciation) in fair value of investments for 1993 and 1992 was as follows:

                                                              YEAR ENDED DECEMBER 31
                                                                 1993         1992
                                                           ---------------------------

Unrealized appreciation at beginning of year                 $63,291,704   $41,306,733
Unrealized appreciation at end of the year                    56,449,214    63,291,704
                                                           ---------------------------

Unrealized appreciation (depreciation) in fair value of
   investments                                               $(6,842,490)  $21,984,971
                                                           ===========================

            STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
                     COMPANIES SALARY SAVINGS PROGRAM

                 NOTES TO FINANCIAL STATEMENTS (CONTINUED)



5.  LOANS

Under the provisions of the Plan, as amended, active participants may be granted loans from the assets of the Plan subject to the approval of the plan administrator. As of December 31, 1993, 1,248 active participants had loan balances outstanding. These loans are secured by the participant's account balance and carry a market rate of interest. All principal repayments and interest payments are made through payroll deduction and credited to the participant's account. The Plan accounts for loans in a special account separate from the five funds.

6.  TRANSACTIONS AND AGREEMENTS WITH PARTIES-IN-INTEREST

All costs and expenses incurred in connection with the operation of the Plan are borne by State Street Boston Corporation.

7.  INCOME TAX STATUS

The Plan as originally established was ruled by the Internal
Revenue Service to qualify under Section 401 of the Internal
Revenue Code and to be tax exempt under Section 501.
Contributions by participants to this Plan were made out of their after-tax earnings and were not deductible by them.

The Plan was amended effective October 1, 1983 to conform to the provisions of Section 401(k) whereby participants are now allowed to allocate up to 12% of their gross earnings as their contribution to the Plan. Participants are not taxed on either the employer's or their own contributions or on any plan earnings with respect to funds held in their accounts until these amounts are withdrawn or distributed.

Distributions to, or withdrawals by a participant of amounts contributed prior to October 1, 1983, are currently taxable to him or her (unless transferred to an Individual Retirement Account qualified or another qualified plan under Section 408 of the Internal Revenue Code within 60 days of receipt) to the extent they represent an amount other than the Participant's own contributions, and are not taxable to the Participants to the extent they represent a return of their own contributions.

The Plan, as amended above, received a favorable determination from the Internal Revenue Service and, therefore, the Plan is not subject to taxation under present income tax laws.

            STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
                      COMPANIES SALARY SAVINGS PROGRAM

                         ASSETS HELD FOR INVESTMENT

                             DECEMBER 31, 1993



                                DESCRIPTION                         CURRENT
IDENTITY OF ISSUE              OF INVESTMENT         COST            VALUE
- ---------------------------------------------------------------------------

State Street Bank and Trust
  Company Investment
  Funds for Employee
  Trusts:


    Matrix Stock Fund      580,639 units of
                             participation      $ 25,040,612   $ 34,228,697
    Company Stock Fund     1,961,107 units of
                             participation        27,435,147     73,541,513
    Short-Term Investment  35,271,000 units of
      Fund                   participation        35,271,000     35,271,000
    Guaranteed Investment  12,999,086 units of
      Fund                   participation        12,999,086     12,999,086
    International Index    313,849 units of
      Fund                   participation         7,080,650      8,235,424
                                                ---------------------------
                                                $107,826,495   $164,275,720
                                                ===========================

             STATE STREET BOSTON CORPORATION AND CERTAIN RELATED
                       COMPANIES SALARY SAVINGS PROGRAM

               TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF
                     5% OF THE CURRENT VALUE OF PLAN ASSETS

                           YEAR ENDED DECEMBER 31, 1993
                                                                                                        CURRENT
                                                                                                        VALUE OF
                                                                                         COST OF        ASSET ON
                                                            PURCHASE        SELLING       ASSET       TRANSACTION      NET GAIN
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET            PRICE          PRICE         SOLD           DATE          (LOSS)
- ------------------------------------------------------------------------------------------------------------------------------------


Category (iii) - Series of
  securities transactions in
  excess of 5% of plan
  assets.


State Street Bank and Trust
  Company - Short-Term         28,223,000 units of
  Investment Fund                participation              $28,223,000                                  $28,223,000

State Street Bank and Trust
  Company - Short-Term         29,053,000 units of
  Investment Fund                participation                             $29,053,000   $29,053,000

S&P Matrix Stock Fund          114,359 units of
                                 participation                6,148,626                                    6,148,626
                               41,042 units of participation                 2,209,320     1,715,070                   $  494,250

State Street Bank Stock
  Fund                         176,164 units of
                                 participation                6,370,264                                    6,370,264
                               88,118 units of participation                 2,631,649     1,278,670                    1,352,979

Guaranteed Investment          7,243,489 units of
  Fund                           participation                7,243,489                                    7,243,489
                               2,835,938 units of
                                 participation                               2,835,938     2,835,938


There were no category (i), (ii) or (iv) reportable transactions during 1993.

               CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in Post-Effective Amendment Number 2 to the Registration Statement (Form S-8 No. 2-68696) pertaining to State Street Boston Corporation, of our report dated April 1, 1994 with respect to the financial statements and schedules of State Street Boston Corporation and Certain Related Companies Salary Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 1993.




                                          ERNST & YOUNG


Boston, Massachusetts
May 26, 1994